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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 NETEGRITY, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

        Options Granted after December 1, 1999 to Purchase Common Stock,
                           Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    64110P107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 James E. Hayden
             Chief Financial Officer, Vice President of Finance and
                          Administration and Treasurer
                                 Netegrity, Inc.
                                52 Second Avenue
                                Waltham, MA 02451
                                 (781) 890-1700

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                    Copy to:
                         Anthony J. Medaglia, Jr., Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 951-6600

                            CALCULATION OF FILING FEE

Transaction valuation*                                    Amount of filing fee
----------------------                                    --------------------

    $49,260,772                                                  $9,853

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,824,163 shares of common stock of Netegrity, Inc. having an aggregate value of $49,260,772 as of August 8, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction. The fee was previously paid with the filing of Schedule TO on August 9, 2001.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing party: Not applicable. Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third  party tender offer subject to Rule 14d-1.

[X] issuer  tender offer  subject to Rule 13e-4.

[_] going-private  transaction  subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]





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This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 9, 2001, relating to the offer by Netegrity, Inc. ("Netegrity") to exchange options to purchase shares of its common stock, par value $.01 per share, held by certain employees for new options to purchase shares of its common stock at a per share exercise price equal to the fair market value of one share of its common stock on the date of grant (the "Offer") upon the terms and subject to the conditions in the Offer to Exchange dated August 9, 2001 ( the "Offer to Exchange").

Item 1. Summary Term Sheet.

     Item 1 is hereby supplemented as follows:

     The information set forth in the Offer Supplement dated August 22, 2001, a copy of which is attached hereto as Exhibit (a)(9) (the "Offer Supplement"), is incorporated herein by reference.

Item 4. Terms of the Transaction.

     Item 4 is hereby supplemented as follows:

     (a) The information set forth in the Offer Supplement, dated August 22, 2001, is incorporated herein by reference.

Item 12. Exhibits.

     Item 12 is hereby amended and restated as follows:

     a) (1) Offer to Exchange all Outstanding Options Which Were Granted After December 1, 1999 for New Options.*

          (2)  Form of Election.

          (3) Cover Letter from Barry Bycoff to Netegrity Employees dated August 9, 2001.*

          (4)  Form of Notice to Change Election from Accept to Reject.*

          (5) Netegrity, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on February 28, 2001, and incorporated herein by reference.*

          (6) Netegrity, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission and incorporated herein by reference.*

          (7)  Power Point Presentation to Employees.*

          (8)  Employee Value Program Frequently Asked Questions.*

          (9)  Supplement to Offer to Exchange, dated August 22, 2001.

          (10) Notice of Acceptance.

     (b)  Not applicable.

     (d)  (1)  1997 Stock Option Plan.*

          (2)  2000 Stock Incentive Plan.*



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     (g)  Not applicable.

     (h)  Not applicable.

* Previously filed



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete, and correct.


                                  NETEGRITY, INC.

August 22, 2001                    By:  /s/ James E. Hayden
                                     ----------------------------------------
                                     James E. Hayden
                                     Chief Financial Officer, Vice President
                                     of Finance and Administration and Treasurer